FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 25, 2013

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AUO will attend the Investor Conference held by UBS ”, dated June 25, 2013.

2.	Taiwan Stock Exchange filing entitled, “AUO will attend 「Daiwa Taiwan Corporate Day」 held by Daiwa-Cathay capital markets co., ltd.”, dated June 25, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: June 25, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
June 25, 2013
English Language Summary

Subject:   AUO will attend the Investor Conference held by UBS
Regulation:   Published pursuant to Article 2-12 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2013/06/25

Content:
1. Date of the investor conference:2013/06/27
2. Time of the investor conference:09:00
3. Location of the investor conference: Taipei
4. Brief information disclosed in the investor conference:
To brief AUO's operating and financial results based on the information released at 1Q2013 investor conference.
5. The presentation of the investor conference release:
Please refer to MOPS or AUO's website for 1Q2013 investor conference presentation.
6. Will the presentation be released in the Company’s website:
http://auo.com/
7. Any other matters that need to be specified: None.

Item 2

AU Optronics Corp.
June 25, 2013
English Language Summary

Subject:   AUO will attend 「Daiwa Taiwan Corporate Day」 held by Daiwa-Cathay capital markets co., ltd
Regulation:   Published pursuant to Article 2-12 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2013/06/25

Content:
1. Date of the investor conference:2013/06/27~2013/06/28
2. Time of the investor conference:09:00
3. Location of the investor conference: Tokyo
4. Brief information disclosed in the investor conference:
To brief AUO's operating and financial results based on the information released at 1Q2013 investor conference.
5. The presentation of the investor conference release:
Please refer to MOPS or AUO's website for 1Q2013 investor conference presentation.
6. Will the presentation be released in the Company’s website:
http://auo.com/
7. Any other matters that need to be specified: None.